EduMatch

Profit and Loss
January - December 2020

	TOTAL
Income	
4000 Book Sales	41,228.37
4100 Royalty Income	45,892.81
4200 Sales of Product Income	14,585.33
4300 Pass Through Income	10,779.53
Total Income	**$112,486.04**
Cost of Goods Sold	
5000 Royalties Paid	47,082.11
5100 Book Proof Expenses	11,569.79
5200 Cost of Goods Sold	13,884.25
5300 Subcontractors	11,101.13
5400 Payment Processing Fees	599.03
Total Cost of Goods Sold	**$84,236.31**
GROSS PROFIT	**$28,249.73**
Expenses	
6000 Advertising	70.64
6060 Bank Charges	1,512.27
6100 Client Gifts	206.19
6120 Dues & Subscriptions	248.00
6160 Insurance	215.00
6280 Lease or Rent	170.00
6300 Legal & Professional	5,258.94
6320 Licenses & Permits	625.00
6400 Meals	10.00
6500 Office Expenses	5,917.52
6520 Postage	395.86
6710 Software Expenses	4,136.67
6720 Telephone & Internet	1,717.89
6740 Training & Education	2,335.00
6800 Travel Expenses	
Airfare	454.80
Parking & Tolls	35.00
Transportation	44.28
Total 6800 Travel Expenses	**534.08**
6840 Website Expenses	682.83
Storage	73.87
Total Expenses	**$24,109.76**
NET OPERATING INCOME	**$4,139.97**

EduMatch

Profit and Loss
January - December 2020

	TOTAL
Other Income	
Cash Back Income	37.74
Total Other Income	**$37.74**
Other Expenses	
8100 Interest Expense	224.56
Total Other Expenses	**$224.56**
NET OTHER INCOME	**$ -186.82**
NET INCOME	**$3,953.15**

EduMatch

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1010 Direct Costs 75 (5335)	6,320.52
1060 PayPal (deleted)	13.67
Total Bank Accounts	**$6,334.19**
Total Current Assets	**$6,334.19**
TOTAL ASSETS	**$6,334.19**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
2050 Capital One Spark (2011)	1,388.88
Total Credit Cards	**$1,388.88**
Total Current Liabilities	**$1,388.88**
Total Liabilities	**$1,388.88**
Equity	
3000 Owner Contributions	37,809.91
3100 Owner Distributions	-36,852.00
3200 Retained Earnings	34.25
Net Income	3,953.15
Total Equity	**$4,945.31**
TOTAL LIABILITIES AND EQUITY	**$6,334.19**

EduMatch

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	3,953.15
Adjustments to reconcile Net Income to Net Cash provided by operations:	
2050 Capital One Spark (2011)	-520.88
Barclaycard (3453) (deleted)	-2,314.59
Capital One Mastercard (6394) (deleted)	-4,710.88
Delta SkyMiles Platinum (3004) (deleted)	-4,326.23
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-11,872.58**
Net cash provided by operating activities	**$ -7,919.43**
FINANCING ACTIVITIES	
3000 Owner Contributions	-83,248.89
3100 Owner Distributions	77,798.23
3200 Retained Earnings	16,969.08
Net cash provided by financing activities	**$11,518.42**
NET CASH INCREASE FOR PERIOD	**$3,598.99**
Cash at beginning of period	2,735.20
CASH AT END OF PERIOD	**$6,334.19**